UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 1-35114

Brookfield Residential Properties Inc.

(Translation of registrant’s name into English)

4906 Richard Road S.W.

Calgary, Alberta, Canada T3E 6L1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Pages 1 to 86 of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-174115) of Brookfield Residential Properties Inc.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 10, 2015.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By:	/s/ CRAIG J. LAURIE
Name:	Craig J. Laurie
Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	2014 Annual Report, including Annual Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014.